UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03074K 10 0

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03074K 10 0	Page 2 of 14 Pages

1.	Name of Reporting Persons: Silver Lake Partners, L.P., a Delaware limited partnership I.R.S. Identification Nos. of above persons (entities only): Not Required

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 34,314,155* 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 34,314,155*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,314,155*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9): 8%**

12.	Type of Reporting Person (See Instructions): PN

*	Includes shares owned by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 32,650,160 shares owned by SLP, (ii) 941,626 shares owned by Silver Lake Investors, L.P. (“SLI”) and (iii) 722,369 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI”). The number reported in Items 6, 8 and 9 does not include the 201,496,023 shares held by the other parties to the Stockholders Agreement, dated April 6, 2002. SLP, SLI and SLTI and the other parties to the Stockholders Agreement own in the aggregate 235,810,178 shares of the Issuer’s Common Stock. Each of SLP, SLI and SLTI disclaims beneficial ownership of the 201,496,023 shares held by such other parties to the Stockholders Agreement.

**	Percentage ownership has been determined based on 430,147,895 shares of Common Stock outstanding as of December 20, 2002.

CUSIP No. 03074K 10 0	Page 3 of 14 Pages

1.	Name of Reporting Persons: Silver Lake Investors, L.P., a Delaware limited partnership I.R.S. Identification Nos. of above persons (entities only): Not Required

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 34,314,155* 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 34,314,155*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,314,155*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9): 8%**

12.	Type of Reporting Person (See Instructions): PN

*	Includes shares owned by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 32,650,160 shares owned by SLP, (ii) 941,626 shares owned by Silver Lake Investors, L.P. (“SLI”) and (iii) 722,369 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI”). The number reported in Items 6, 8 and 9 does not include the 201,496,023 shares held by the other parties to the Stockholders Agreement, dated April 6, 2002. SLP, SLI and SLTI and the other parties to the Stockholders Agreement own in the aggregate 235,810,178 shares of the Issuer’s Common Stock. Each of SLP, SLI and SLTI disclaims beneficial ownership of the 201,496,023 shares held by such other parties to the Stockholders Agreement.

**	Percentage ownership has been determined based on 430,147,895 shares of Common Stock outstanding as of December 20, 2002.

CUSIP No. 03074K 10 0	Page 4 of 14 Pages

1.	Name of Reporting Persons: Silver Lake Technology Investors, L.L.C., a Delaware limited liability company I.R.S. Identification Nos. of above persons (entities only): Not Required

2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 0 6. Shared Voting Power: 34,314,155* 7. Sole Dispositive Power: 0 8. Shared Dispositive Power: 34,314,155*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,314,155*

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9): 8%**

12.	Type of Reporting Person (See Instructions): OO

*	Includes shares owned by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 32,650,160 shares owned by SLP, (ii) 941,626 shares owned by Silver Lake Investors, L.P. (“SLI”) and (iii) 722,369 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI”). The number reported in Items 6, 8 and 9 does not include the 201,496,023 shares held by the other parties to the Stockholders Agreement, dated April 6, 2002. SLP, SLI and SLTI and the other parties to the Stockholders Agreement own in the aggregate 235,810,178 shares of the Issuer’s Common Stock. Each of SLP, SLI and SLTI disclaims beneficial ownership of the 201,496,023 shares held by such other parties to the Stockholders Agreement.

**	Percentage ownership has been determined based on 430,147,895 shares of Common Stock outstanding as of December 20, 2002.

CUSIP No. 03074K 10 0	Page 5 of 14 Pages

1.	Name of Reporting Persons: Glenn Hutchins I.R.S. Identification Nos. of above persons (entities only): Not Required

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power: 14,037* 6. Shared Voting Power: 34,314,155** 7. Sole Dispositive Power: 14,037* 8. Shared Dispositive Power: 34,314,155**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 34,328,192***

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9): 8%****

12.	Type of Reporting Person (See Instructions): IN

*	Includes 8,037 shares held by Mr. Hutchins individually and 6,000 shares of restricted stock held by Mr. Hutchins individually.

**	Includes shares owned by a group of investment funds affiliated with Silver Lake Partners, L.P. (“SLP”), including (i) 32,650,160 shares owned by SLP, (ii) 941,626 shares owned by Silver Lake Investors, L.P. (“SLI”) and (iii) 722,369 shares owned by Silver Lake Technology Investors, L.L.C. (“SLTI”), that Mr. Hutchins may be deemed to beneficially own as a result of his position as Managing Member and officer of the General Partner of SLP. The number reported in Items 6 and 8 does not include the 201,496,023 shares held by the other parties to the Stockholders Agreement, dated April 6, 2002. SLP, SLI and SLTI and the other parties to the Stockholders Agreement own in the aggregate 235,810,178 shares of the Issuer’s Common Stock. Each of SLP, SLI and SLTI disclaims beneficial ownership of the 201,496,023 shares held by such other parties to the Stockholders Agreement. In addition, Mr. Hutchins disclaims beneficial ownership of all shares owned by SLP, SLI and SLTI, except to the extent of his pecuniary interest therein. Mr. Hutchins disclaims beneficial ownership of any of the shares owned by the other parties to the Stockholders Agreement. Mr. Hutchins is not a party to the Stockholders Agreement and, therefore, is not a member of the group.

***	Includes 8,037 shares held by Mr. Hutchins individually, 6,000 shares of restricted stock held by Mr. Hutchins individually and the 34,314,155 shares owned in the aggregate by SLP, SLI and SLTI that Mr. Hutchins may be deemed to beneficially own as a result of his position as Managing Member and officer of the General Partner of SLP. Mr. Hutchins disclaims beneficial ownership of all shares owned by SLP, SLI and SLTI, except to the extent of his pecuniary interest therein.

****	Percentage ownership has been determined based on 430,147,895 shares of Common Stock outstanding as of December 20, 2002.

Item 1(a).	Name of Issuer:

Ameritrade Holding Corporation, the successor issuer to Ameritrade Online Holdings Corp. (formerly Ameritrade Holding Corporation)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4211 South 102nd Street, Omaha, Nebraska 68127

Item 2(a).	Name of Person(s) Filing:

The persons filing this Schedule are (i) Silver Lake Partners, L.P., a Delaware limited partnership (“SLP”), (ii) Silver Lake Investors, L.P., a Delaware limited partnership (“SLI”), (iii) Silver Lake Technology Investors, L.L.C., a Delaware limited liability company (“SLTI”) and (iv) Glenn Hutchins.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For purposes of this filing, the address of the principal business office of (i) SLP is c/o Silver Lake Technology Associates, L.L.C., 320 Park Avenue, 33rd Floor, New York, NY 10022, (ii) SLI is c/o Silver Lake Technology Associates, L.L.C., 320 Park Avenue, 33rd Floor, New York, NY 10022, (iii) SLTI is c/o Silver Lake Technology Management, L.L.C., 320 Park Avenue, 33rd Floor, New York, NY 10022 and (iv) Glenn Hutchins is c/o Silver Lake Partners, 320 Park Avenue, 33rd Floor, New York, NY 10022.

Item 2(c).	Citizenship:

See Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

03074K 10 0

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4.	Ownership.

(a)    Amount beneficially owned:

See Item 9 of each cover page.

(b)    Percent of class:

See Item 11 of each cover page.

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)    Shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)    Sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)    Shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

SLP, SLI and SLTI are parties to a Stockholders Agreement, dated as of April 6, 2002, between the Issuer, entities affiliated with Bain Capital, entities affiliated with TA Associates, Inc., Mr. J. Joe Ricketts, Mr. Ricketts’ spouse and a trust established for the benefit of Mr. Ricketts’ grandchildren. An Exhibit B listing each party to the Stockholders Agreement is attached hereto. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Common Stock in some negotiated transactions unless the seller offers each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement restricts the parties from voting their shares of Common Stock in favor of or against certain sale of the company transactions that are not approved by the requisite directors. The aggregate number of shares of Common Stock owned by the parties to the Stockholders Agreement, based on information provided to SLP, SLI and SLTI by the other parties to the Stockholders Agreement, is 235,810,178 shares. The share ownership reported for SLP, SLI and SLTI does not include any shares owned by the other parties to the Stockholders Agreement. SLP, SLI and SLTI disclaim beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: 2/14/03

SILVER LAKE PARTNERS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its General Partner

	By:	/s/ GLENN HUTCHINS

	Name: Title:	Glenn Hutchins Managing Director

SILVER LAKE INVESTORS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its General Partner

	By:	/s/ GLENN HUTCHINS

	Name: Title:	Glenn Hutchins Managing Director

SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

By:	Silver Lake Technology Management, L.L.C., its Managing Member

	By:	/s/ GLENN HUTCHINS

	Name: Title:	Glenn Hutchins Managing Director

GLENN HUTCHINS

By:	/s/ GLENN HUTCHINS

Name:	Glenn Hutchins

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT INDEX

Exhibit

Exhibit A:    Agreement of Joint Filing

Exhibit B:    Parties to the Stockholders Agreement

Exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Ameritrade Holding Corporation shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Dated: 2/14/03

SILVER LAKE PARTNERS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its General Partner

	By:	/s/ GLENN HUTCHINS

	Name: Title:	Glenn Hutchins Managing Director

SILVER LAKE INVESTORS, L.P.

By:	Silver Lake Technology Associates, L.L.C., its General Partner

	By:	/s/ GLENN HUTCHINS

	Name: Title:	Glenn Hutchins Managing Director

SILVER LAKE TECHNOLOGY INVESTORS, L.L.C.

By:	Silver Lake Technology Management, L.L.C., its Managing Member

	By:	/s/ GLENN HUTCHINS

	Name: Title:	Glenn Hutchins Managing Director

GLENN HUTCHINS

	By:	/s/ GLENN HUTCHINS

	Name:	Glenn Hutchins

Exhibit B

Parties to the Stockholders Agreement

1.	Ameritrade Holding Corporation

2.	Bain Capital Fund VII, L.P.

3.	Bain Capital VII Coinvestment Fund, L.P.

4.	BCI Datek Investors, LLC

5.	BCIP Associates II

6.	BCIP Associates II-B

7.	BCIP Trust Associates II

8.	BCIP Trust Associates II-B

9.	Silver Lake Partners, L.P.

10.	Silver Lake Investors, L.P.

11.	Silver Lake Technology Investors, L.L.C.

12.	TA/Advent VIII, L.P.

13.	TA Executives Fund, LLC

14.	TA Investors, LLC

15.	TA Atlantic & Pacific IV, L.P.

16.	TA IX, L.P.

17.	Advent Atlantic & Pacific III, L.P.

18.	J. Joe Ricketts

19.	Marlene M. Ricketts

20.	Marlene M. Ricketts 1994 Dynasty Trust

21.	J. Joe Ricketts 1994 Dynasty Trust

22.	Ricketts Grandchildren Trust